

September 22, 2014

<u>Via E-mail</u>
Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

Robert Hoglund
Chief Financial Officer
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, New York 10003

> **Re: Consolidated Edison, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 8, 2014**
> **File No. 1-14514**
>
> **Consolidated Edison Company of New York, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-01217**

Dear Mr. Hoglund:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief